PROSPECTUS SUPPLEMENT
                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-90697

                           PROSPECTUS SUPPLEMENT NO. 1

                     (TO PROSPECTUS DATED DECEMBER 10, 1999)

                                 CTS CORPORATION

                                1,800,000 SHARES


                                  COMMON STOCK

                                   ----------

         This prospectus supplement supplements information contained in that certain prospectus of CTS Corporation dated December 10, 1999 relating to the potential sale and issuance from time to time of up to $500,000,000 of CTS Corporation debt securities, common stock, preferred stock and warrants. You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider before making your investment decision.



                                   ----------

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.



                                   ----------

         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT.



                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                   ----------






             This prospectus supplement is dated December 26, 2001.

                                   ----------
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                                TABLE OF CONTENTS

A Warning About Forward-Looking Statements...............................S-1
Risks Related To Our Business............................................S-2
Use Of Proceeds..........................................................S-4
Description Of Stock.....................................................S-4
Indiana Business Corporation Law And  The Articles
         Of Incorporation And Bylaws.....................................S-5
Market For Our Common Stock..............................................S-8
Plan Of Distribution.....................................................S-8





                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

            "Forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act are contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Forward-looking statements are typically identified by the words "anticipate," "believe," "estimate," "expect," "project," "imply," "intend" and similar expressions. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. Our actual operating results, liquidity and financial condition could be materially different from those contemplated by these forward-looking statements for various reasons, including risks associated with competitive factors and pricing pressures, shifts in market demand and general economic conditions, risks associated with our foreign operations and developments and other factors discussed below and in the accompanying prospectus.

            We can not guarantee that the results and events contemplated by forward-looking information will in fact occur and you should not rely unduly on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.



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                          RISKS RELATED TO OUR BUSINESS

            Investing in our common stock involves risks. Before making an investment, you should read and carefully consider the risks and uncertainties described below. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.


WE MAY BE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES WHICH COULD MAKE SOME OF OUR PRODUCTS OR PROCESSES OBSOLETE BEFORE WE REALIZE ON OUR INVESTMENT.

         The field of technology relating to our research and development activities has undergone rapid and significant technological development. Specifically, the market for products in the telecommunications industry is characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses. The life cycles of our products are difficult to estimate.

         Our future success will depend upon our ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of our customers. We cannot assure you that we will be successful in developing and marketing new products or product enhancements that respond to technological changes or evolving industry standards. Nor can we assure you that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements, or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and results of operations could be materially adversely affected.

IF WE ARE UNABLE TO MAINTAIN OUR EXISTING CUSTOMER BASE, OUR BUSINESS COULD SUFFER.

         A portion of our net sales are made directly to original equipment manufacturers. Our customer base is highly concentrated and, over the past three years, our top ten customers have accounted for a significant percent of our sales. The termination by one or more of these customers of its relationship with us could have a material adverse effect upon our revenues and our financial condition.

WE FACE RISKS RESULTING FROM THE GLOBAL ECONOMIC SLOWDOWN WHICH AFFECT OUR CREDIT FACILITY OBLIGATIONS.

         Many analysts have identified recessionary trends worldwide and are predicting a continued downturn in the U.S. economy in the aftermath of the terrorist attacks on the World Trade Center and the Pentagon in September 2001. The global economic downturn is reflected in slowing demand in the CTS-served automotive, communication and computer markets. These served markets for our electronic components and assemblies have softened and may continue to soften. As a result, our revenue and earnings have been negatively affected, and this softening demand may create pricing pressures which could further affect revenue and earnings.

         As a result of declining revenue and earnings, we would have been unable to comply with the existing covenants in our credit facilities in the fourth quarter of 2001. We negotiated an amendment to our credit facilities in the fourth quarter of 2001, which required the securitization of our U.S. assets.

         Further deterioration of our revenue and earnings could make it difficult for us to comply with the covenants of our amended bank agreement. If the current bank covenants are violated, we could be required to pay substantial fees to the banks until the violation is corrected. In the event that we are unable to correct such a violation, we could be required to negotiate a new credit facility with a new bank group or raise equity or additional debt in public or private transactions.

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WE FACE RISKS CONCERNING THE SUCCESS OF OUR RESTRUCTURING, CONSOLIDATION AND
COST REDUCTION PLANS.

         During the second quarter of 2001, we implemented a plan to realign our operations. We recorded $14 million of restructuring and impairment charges in the second quarter. The plan was designed to permit us to operate more efficiently in the current environment and at the same time be well-positioned when the economy improves.

         Our restructuring plan is proceeding on schedule. The anticipated savings associated with the plan were based on revenue volumes expected at the time the plan was implemented. If the expected revenue volumes are not met during the next two fiscal years, some of the expected savings may be delayed or not achieved. Additional restructuring activities and related charges may be required in the event that the current business environment deteriorates further or we identify other areas for costs savings.

WE FACE RISKS AS AN INTERNATIONAL COMPANY WITH NON-U.S. REVENUES.

         We are an international company and approximately 57% of our assets are located outside of the U.S. A substantial portion of these assets, other than cash and cash equivalents, cannot be readily liquidated and are exposed to the normal risks of international operations, including:

-        political and economic instability;
-        expropriation;
-        currency controls;
-        changes in government regulation;
-        exposure to different legal standards; and
-        fluctuations in exchange rates.

In addition, these same factors may also place us at a competitive disadvantage to some of our non-U.S. competitors.

WE FACE RISKS RELATING TO THE PROTECTION OF OUR INTELLECTUAL PROPERTY.

         The success of our business depends, in part, upon our ability to protect trade secrets, copyrights, and patents, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. Such protection may not preclude competitors from developing products with features similar to our products.

         We believe that patents will play an increasingly important role in our commercial business. However, we cannot assure that any issued patent will provide us with any competitive advantages nor can we assure that the patents will not be challenged by third parties or that the patents of others will not adversely affect our ability to do business.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY AGAINST LARGER COMPETITORS.

         We operate in a highly fragmented and competitive industry. Although no single competitor competes with us along all product lines, we compete with a variety of suppliers with different subsets of our products. Additionally, many of our customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or, in an extreme case, move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular components themselves rather than purchase them from us. We cannot assure you that our products will continue to compete successfully with our competitors' products, including original equipment manufacturers themselves, many of which are significantly larger and have greater financial and other resources.

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DISRUPTIONS IN THE AUTOMOTIVE INDUSTRY COULD CAUSE THE LOSS OF ONE OR MORE OF
OUR CUSTOMERS WHICH COULD HARM OUR BUSINESS.

         A significant market for our products is the automotive industry. The automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. The automotive industry is also cyclical in nature and subject to changes in general economic conditions. General economic and specific industry downturns, as well as a prolonged disruption in one more of our customers' production could have a negative impact on the market for our products and therefore could have a material adverse effect on our business and financial results.

ANTI-TAKEOVER PROVISIONS WOULD DETER OR PREVENT A CHANGE OF CONTROL.

         We are an Indiana corporation subject to Indiana state law. Some of these state laws could interfere with or restrict takeover bids or other change-in-control events affecting us. Also, there are provisions in our articles of incorporation, bylaws, and other agreements to which we are a party, which could delay, defer or prevent a change in control of CTS, even if a change in control would be beneficial to shareholders. We have opted out of Indiana's "control share acquisition" provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. We could, however, by action of the board of directors, elect to have those provisions apply. In addition, we have entered into a rights agreement which provides for a dividend of one right for each share of our common stock outstanding on September 10, 1998. The rights become exercisable upon the occurrence of specified events. The existence of the rights could also deter a takeover attempt.

         In addition, our articles of incorporation allow us to issue up to 75,000,000 shares of common stock and 25,000,000 shares of preferred stock without shareholder approval. The board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

                                 USE OF PROCEEDS

         We will use the net proceeds of this offering to repay existing debt under our credit facility.

                              DESCRIPTION OF STOCK

         Our authorized stock is comprised of 100 million shares, consisting of 75 million shares of common stock and 25 million shares of preferred stock.

COMMON STOCK

         Our outstanding shares of common stock are traded on the New York Stock Exchange under the symbol "CTS." The registrar and transfer agent is EquiServe Trust Company N.A. The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of our shareholders. Common shareholders are not entitled to preemptive rights and have no rights to convert their common stock shares into other securities of CTS or to have their shares redeemed by CTS.

         Upon satisfaction of our obligations to preferred shareholders, the common shareholders may receive dividends when declared by the board of directors. If we liquidate, dissolve or wind-up our business, holders of our common stock will share equally in the assets remaining after we pay all of our creditors and satisfy all our obligations to preferred shareholders.

PREFERRED STOCK

         The following description of the terms of our preferred stock sets forth the general terms and provisions of our authorized preferred stock.

         Our board of directors can, without approval of shareholders, issue one or more series of preferred stock. The board can determine the number of shares of each series and the rights, preferences and limitations of each series including dividend rights, voting rights, conversion rights, redemption rights and any liquidation

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preferences and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of CTS and make it harder to remove present management, without further action by our shareholders. Under certain circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of our common stock if we liquidate or dissolve and could also restrict or limit dividend payments to holders of our common stock. Our board of directors has not issued any series of preferred stock to date.


                      INDIANA BUSINESS CORPORATION LAW AND
                    THE ARTICLES OF INCORPORATION AND BYLAWS

GENERAL

         In general, our articles of incorporation and bylaws provide the following:

         - That the board of directors fix the number of directors within a specified range. At present we have eleven directors;

         - The existing directors will fill any vacancy or newly created directorship with any new director; and

         - Only the chairman of the board, the board of directors or the president can call a board of directors meetings.

         We are an Indiana corporation and we are subject to the Indiana Business Corporation Law. Under the laws of Indiana, the articles of incorporation can be amended only with the approval of our board of directors and our shareholders. Our bylaws provide that they cannot be amended without the approval of a majority of our board of directors.

         Provisions of the Indiana Business Corporation Law, of our articles of incorporation and bylaws and of the Rights Agreement dated as of August 28, 1998 and filed with the Securities and Exchange Commission on September 1, 1998, may discourage or make more difficult the acquisition of control of CTS through a tender offer, open market purchase, proxy contest or otherwise. These provisions are intended to discourage or may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CTS first to negotiate with us. Our management believes that the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly-held companies, provide benefits by enhancing our ability to negotiate with a person making an unfriendly or unsolicited proposal to take over or restructure CTS. We believe that these benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

         Provisions of the Indiana Business Corporation Law, in addition to provisions of our articles of incorporation and bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have anti-takeover effect. We have summarized the key provisions below. The descriptions are not complete. You should read the actual provisions of our articles and bylaws and the Indiana Business Corporation Law that relate to your individual investment decision.

RIGHTS AGREEMENT

         On August 28, 1998, our board of directors declared a dividend distribution of one "Right" for each share of our common stock outstanding on September 10, 1998. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. Capitalized terms have been used in this section for your convenience and have the same meaning as specified in the Rights Agreement.

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         The Rights are non-exercisable, non-transferable and non-separable from our common stock until the "distribution date" which occurs on the earlier of:

         - the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our then outstanding common stock (the date of such public announcement being the "Share Acquisition Date") or

         - ten business days following the commencement of a tender offer or exchange offer by a person or group of associated or affiliated persons which would result in beneficial ownership by such person or group of 15% or more of our then outstanding common stock.

    In general, at any time prior to their expiration on August 27, 2008 or until the Share Acquisition Date, our board of directors may, in its discretion, redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights Agreement currently provides that, under certain circumstances, the decision to redeem requires the concurrence of a majority of the directors that were members of our board of directors prior to August 28, 1998 or were recommended for or approved as a director by a majority of such directors and who is not an Acquiring Person or an associate, affiliate, representative or nominee of an Acquiring Person.

         Each share of Series A Junior Participating Preferred Stock, when issued, will be non-redeemable and entitled to cumulative dividends and will rank junior to any series of preferred stock senior to it. In connection with the declaration of a dividend on our common stock, a preferential dividend will be payable on the Series A Junior Participating Preferred Stock in an amount equal to the greater of:

         -        $1.00 per share; and

         - an amount equal to 100 times the dividend declared on the common stock.

         Subject to customary anti-dilution provisions, in the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a preferential liquidation payment equal to the greater of
(a) 100 times the then applicable Purchase Price for the Rights and (b) an amount equal to 100 times the liquidation payment made on the common stock, if any.

         In the event, such an event is defined in the Rights Agreement as a "Flip-In Event," that

         -        any person or group becomes an Acquiring Person,

         - any Acquiring Person or its affiliate or associate, directly or indirectly,

         (1) merges into or combines with us and we are the continuing or surviving corporation,

         (2)      merges into or combines with any of our subsidiaries,

         (3) in one or more transactions, transfers cash, securities or other property to us in exchange for, or the right to acquire, our capital stock or that of any of our subsidiaries,

         (4) engages in certain transactions with us which are not at arm's length,

         (5) receives any compensation from us other than as a director or full-time employee, or

         (6) receives any financial assistance or tax credits or advantages from us or any of our subsidiaries, or

         (7) during such time as there is an Acquiring Person, there is a reclassification of our securities or we consummate a recapitalization or any other transaction,

which in each case has the effect of increasing by more than 1% the proportionate share of any Acquiring Person or any affiliate or associate thereof with respect to any class of our outstanding securities, each holder of

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a Right will have the right to receive, upon exercise, that number of shares of our common stock as equals the result obtained by

         - multiplying the Purchase Price by the number of one-hundredths of a share of Series A Junior Participating Preferred Stock for which a Right was exercisable prior to the triggering event, and

         - dividing that product by 50% of the market price per share of our common stock on the date the triggering event occurs.

         In the event such an event is defined in the Rights Agreement as a "Flip-Over Event" that at any time after any person or group becomes an Acquiring Person,

         - we consolidate with or merge with or into any person and we are not the continuing or surviving corporation,

         - any person consolidates with or merges with or into us and we are the continuing or surviving corporation, but all or part of our common stock is changed or exchanged for stock or securities of any other person or cash or any other property, or

         - we sell or transfer, in one or more transactions, 50% or more of our assets or earning power to any person,

each holder of a Right will have the right to receive, upon exercise, that number of shares of common stock as equals the result obtained by

         - multiplying the Purchase Price by the number of one-hundredths of a share of Series A Junior Participating Preferred Stock for which a Right was exercisable prior to the Share Acquisition Date, and

         - dividing that product by 50% of the market price per share of our common stock on the date the triggering event occurs.

         Each Right, when exercisable, currently entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $125.00 per share. Upon the occurrence of a "Flip-In Event" or a "Flip-Over Event," all Rights held by any Acquiring Person or any of its affiliates or associates, or any transferee of any of them, will become null and void.

         In addition, at any time after the Distribution Date but prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of our then outstanding shares of common stock, we may exchange all or a portion of the Rights other than any Rights that have become void at an exchange ratio of one share of common stock per Right.

         The Rights may have certain anti-takeover effects, including deterring someone from acquiring control of CTS in a manner or on terms not approved by our board of directors. The Rights would not interfere with any merger or other business combination approved by our board of directors, because the Rights may generally be redeemed by us as described above or the Rights Agreement may be amended.

         On December 15, 2000, our board of directors authorized and directed management to determine an appropriate time frame within which to amend the Rights Agreement in order to delete the provisions that state that redemption of the rights, amendment to the Rights Agreement and certain other actions, if taken in the one-year period following the time that (a) any person or group acquired 15% or more of our common stock or (b) certain changes occurred in the majority of our board of directors, required the concurrence of a majority of those directors (1) that were members of our board of directors before the adoption of the Rights Agreement (or directors who were nominated or approved by such persons) and (2) who are not affiliated with, or representatives of, a holder of 15% or more of our common stock. On December 27, 2000, management determined the outside date for such action to be the date of our Annual Meeting of Shareholders in 2002, which is scheduled for May 1, 2002.

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                          MARKET FOR OUR COMMON STOCK

            Our common stock is quoted on the New York Stock Exchange under the symbol "CTS." On December 24, 2001, the last reported sale price of our common stock as reported by the New York Stock Exchange was $15.45 per share. The common stock sold under this prospectus supplement and the accompanying prospectus is listed on the New York Stock Exchange.

            As of December 24, 2001, we had 29,277,452 shares of common stock outstanding.


                              PLAN OF DISTRIBUTION

            We are offering 1,800,000 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. pursuant to this prospectus supplement and accompanying prospectus and pursuant to the terms of a purchase agreement that we entered into with Acqua Wellington. The common stock will be purchased at a purchase price of approximately $14.44 per share.

            In the purchase agreement with Acqua Wellington, we will agree to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington.

            We have agreed to pay all legal fees associated with this transaction not to exceed $25,000. We have agreed to pay Granite Financial, as placement agent, a placement fee of approximately $194,908. We will not pay any other compensation in conjunction with the sale of our common stock.





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